Exhibit (a)(1)(F)

FORMS OF CONFIRMATION E-MAILS

Confirmation E-mail to Employees who Submit Election Forms

Integrated Silicon Solution, Inc. (“we,” “us,” “our,” or “ISSI”) has received your Election Form dated [                        ], 2009, by which you have elected to exchange some or all of your eligible options for new options to be issued under the 2007 Incentive Compensation Plan, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by delivering a properly completed Withdrawal Form to ISSI before 5:00 p.m., Pacific Time, on April 1, 2009 by printing out an Election Form, completing it and delivering it to us via:

•	E-mail to tha@issi.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to (408) 969-4730; or

•	Hand-delivery to Thanh Ha at ISSI

Please note that our receipt of your Election Form is not by itself an acceptance of your options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when we give written notice to the option holders generally of our acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. ISSI’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Scott Howarth dated March 2, 2009; (3) the Election Form; and (4) the Withdrawal Form.

Confirmation E-mail to Employees who Submit Withdrawal Forms

Integrated Silicon Solution, Inc. (“we,” “us,” “our,” or “ISSI”) has received your Withdrawal Form dated [                    ], 2009, by which you have elected to withdraw some or all of your eligible options from the option exchange. Please note that any eligible options that you did not withdraw from exchange on your Withdrawal Form will be exchanged in accordance with the Election Form previously submitted by you.

If you change your mind and decide that you would like to exchange some or all of your eligible options, you must deliver a properly completed Election Form to ISSI before 5:00 p.m., Pacific Time, on April 1, 2009 by printing out an Election Form, completing it and delivering it to us via:

•	E-mail to tha@issi.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to (408) 969-4730; or

•	Hand-delivery to Thanh Ha at ISSI

Only responses that are properly completed and delivered by the deadline will be accepted.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Scott Howarth, dated March 2, 2009; (3) the Election Form; and (4) the Withdrawal Form.